NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO CANADA, JAPAN OR AUSTRALIA OR ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES OF THE SECURITIES WOULD BE PROHIBITED BY APPLICABLE LAW

24 September 2015

National Grid plc announces intended issuance of non-dilutive convertible bonds due 2020

National Grid plc (“NG”) announces that National Grid North America, Inc. (“NGNA”) intends to raise £350 million of new debt financing through a structure combining the issue of convertible bonds (the “Bonds”) with the purchase of cash-settled call options to fully hedge NGNA’s equity exposure. The issue may be increased by up to £50 million at the option of NGNA before pricing. As conversion rights in respect of the Bonds will be cash-settled, the issue and conversion of the Bonds will not result in the issuance of any new shares of NG or of any other group company.

Concurrently with the Bond issuance, NGNA will purchase cash-settled call options on NG’s ordinary shares (the “Ordinary Shares”) to fully hedge its exposure to pay cash amounts under the Bonds upon any exercise of conversion rights.

NGNA intends to use the net proceeds of the offering of the Bonds for general corporate purposes and for the purchase of the cash-settled call options.

The Bonds will be issued at par. The coupon will be determined via an accelerated bookbuilding process in a range from 0.50% to 1.30%. The initial conversion price will be 30.0% above the share reference price, which will be determined as the arithmetic average of the daily volume-weighted average prices of an Ordinary Share on the London Stock Exchange over a period of ten consecutive scheduled trading days, starting on 25 September, 2015. The share reference price and the initial conversion price will be announced by NGNA on or around 8 October 2015.

It is anticipated that the hedging counterparties or their affiliates will enter into transactions to hedge their respective positions under the call options, including transactions to be conducted during the reference period regarding the determination of the share reference price.

NGNA intends to apply for the Bonds to be included in the Open Market (Freiverkehr) segment of the Frankfurt Stock Exchange.

DISCLAIMER

This announcement may not be forwarded or distributed to any other person and may not be reproduced in any manner whatsoever. Any forwarding, distribution or reproduction of this announcement in whole or in part is unauthorised. Failure to comply with this directive may result in violation of the United States Securities Act of 1933, as amended (the “Securities Act”) or the applicable laws of any such other jurisdiction.

This announcement is not an offer of securities for sale in the United States. The securities to which this announcement relates have not been registered under the Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent registration or an exemption from registration under the Securities Act. There will be no public offering of the securities in the United States.

In the United Kingdom, this announcement is only being distributed to and is only directed at (i) persons who have professional experience in matters relating to investments falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and (ii) any other persons at or to whom it can otherwise lawfully be distributed or directed (all such persons together being referred to as “relevant persons”). The securities referred to herein are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this notification or any of its contents.

This document is not a prospectus within the meaning of Directive 2003/71/EC of the European Parliament and the Council of 4 November 2003 as amended (the “Prospectus Directive”) as implemented in each member state of the European Economic Area (the “Member States”). In Member States, this announcement is directed only at persons who are “qualified investors” within the meaning of article 2(1)(e) of the Prospectus Directive.

No action has been or will be taken by NG, NGNA or any of their respective affiliates or any other person that would permit a public offering of the securities referred to herein, or possession or distribution of any offering document in relation thereto, in any jurisdiction where action for the purpose is required.

This announcement has been prepared solely for information purposes and is not an offer (or a solicitation of an offer) to buy or sell the Bonds or any Ordinary Shares.

This announcement may include statements that are, or may be deemed to be, “forward-looking statements”. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms “expects”, “intends”, “may” or “will” , in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. Forward-looking statements may and often do differ materially from actual results. Any forward-looking statements reflect NG and NGNA’s current view with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to its business. NG and NGNA and their respective affiliates expressly disclaim any obligation or undertaking to update, review or revise any forward looking statement contained in this document whether as a result of new information, future developments or otherwise.

CONTACTS

Investors and Analysts

Fixed Income

Kwok Liu	+44 7900 405729 (m)

Equity

Andy Mead	+44 7752 890787 (m)

George Laskaris	+1 917 375 0989 (m)

Tom Hull	+1 917 524 4099 (m)

Media

National Grid

Gemma Stokes	+44 7974 198333

Brunswick

Mike Smith or Emma Walsh	+44 (0)20 7404 5959